Morgan, Lewis & Bockius LLP

Counselors at Law

1701 Market Street

Philadelphia, PA 19103-2921

215-963-5000

Fax: 215-963-5001

August 16, 2012

VIA EDGAR

Sharon Blume

Assistant Chief Accountant, Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Susquehanna Bancshares, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 29, 2012

Form 10-Q for the Quarterly Period Ended March 31, 2012

Filed May 9, 2012

File No. 001-33872

Dear Ms. Blume:

I am writing to confirm my telephone conversation with Mr. Benjamin Phippen on behalf of Susquehanna Bancshares, Inc. (the “Company”) on August 16, 2012. As I discussed with Mr. Phippen, although your letter to Mr. Drew Hostetter regarding the above-referenced filings was dated July 16, 2012, for unknown reasons the Company did not receive the letter until it was resent on August 15, 2012. In order to give the Company the time necessary to appropriately respond to your letter, I requested that the Company be provided additional time to respond to your letter. In this regard, the Company has advised us that it will provide a response by September 14, 2012. We appreciate the staff’s courtesy in this matter.

Sincerely,

/s/ Joanne R. Soslow

Joanne R. Soslow